Appendix A to the
Operating Expense Limitation Agreement between
Investment Managers Series Trust on behalf of the Fund and WCM Investment Management

Fund	Operating Expense Limit

WCM Focused International Growth Fund
Institutional Class	1.25%
Investor Class	1.50%

Amended and approved by the Board on June 29, 2011.
Effective August 31, 2011.